Filed by Classover Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934, as amended

Subject Company: Battery Future Acquisition Corp.

Commission File No. 001-41158

**FOR IMMEDIATE RELEASE**

CLASSOVER ANNOUNCES MERGER WITH BATTERY FUTURE ACQUSITION CORP. TO BECOME PUBLICLY LISTED

•	Classover is a rapidly growing U.S.-based educational technology platform that connects children in over 30 countries with qualified U.S.-based educators for live online classes.

•	Classover will become a publicly traded company as a result of the transaction, expected to be listed on the New York Stock Exchange (NYSE)

•	Through its merger with BFAC, Classover aims to strengthen its market presence, broaden its array of cutting-edge educational technology services, and continue making learning more accessible.

New York – May 14, 2024 – Class Over Inc., a popular provider of educational technology solutions and online live educational courses (“Classover” or the “Company”), and Battery Future Acquisition Corp. (NYSE: BFAC), a publicly-traded special purpose acquisition company, today announced that they have entered into a definitive business combination agreement that will result in Classover becoming a publicly traded company, expected to be listed on the New York Stock Exchange (NYSE). The transaction values the Company at an enterprise value of approximately $135 million.

Classover Overview

Classover, founded in 2020 and headquartered in New York, has rapidly emerged as a well-regarded player in the educational technology sector. Specializing in interactive online live courses for K-12 students both domestically and internationally, Classover offers a diverse curriculum and technology solutions tailored to various learning levels and age groups. The Company focuses on fostering essential skills such as creativity and problem-solving through its innovative courses, which range from interest-driven classes to competitive test preparation.

By leveraging proprietary technology, curriculum, and teaching methodologies, Classover provides a dynamic and adaptive learning environment that promotes higher academic achievement and nurtures a passion for learning among students. The curriculum spans a wide variety of subjects designed to enhance students' academic achievements and encourage exploration. Classover's cross-platform teaching and learning technology supports a variety of interactive tools and features, including real-time communication and adaptive learning environments. This technology operates effectively across multiple device types and operating systems, enhancing user accessibility and improving educational delivery by facilitating a seamless and flexible learning experience for all students.

Classover is U.S.-centric yet boasts a true global reach, with students from over 30 countries. The Company has collaborated with over 1,000 K-12 educators, primarily based in the U.S., maintaining a high standard of educational quality.

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Transaction Overview

The transaction values the Company at an enterprise value of $135 million and would provide approximately $56 million in gross cash proceeds to Classover at closing, before transaction expenses and assuming no redemptions of shares by BFAC’s existing public shareholders. Existing Classover stockholders are rolling 100% of their equity into the combined company post business combination. The proceeds from the transaction will be utilized to further develop and enhance Classover’s proprietary technology platform, expanding its capabilities and features to improve the learning experience. Additionally, the funds will support strategic growth initiatives, including scaling operations, expanding the curriculum, and increasing global market reach to serve more students worldwide.

The Classover and BFAC Boards of Directors have unanimously approved the proposed transaction, which is expected to be completed in the second half of 2024.  The transaction issubject to, among other things, regulatory approval, the approval by Classover’s and BFAC’s stockholders of the proposed merger, and the satisfaction or waiver of other customary closing conditions.

Classover’s management team, led by its founder and CEO Stephanie Luo, will continue to run the combined company after the transaction.

For additional information on the Business Combination, see BFAC’s Current Report on Form 8-K, which will be filed promptly, and which can be obtained, without charge, at the Securities and Exchange Commission’s internet site (http://www.sec.gov).

For the purposes of this transaction, BFAC is represented by Graubard Miller and Nelson LLP and Classover is represented by RPCK Rastegar PanchalLLP.

Management Remarks

Class Over Inc.

"We are thrilled to announce this transformative transaction with Battery Future Acquisition Corp.," said Stephanie Luo, CEO of Classover. "This strategic partnership is expected to enable us to accelerate our mission of revolutionizing education through technology. Becoming a publicly listed company on the New York Stock Exchange should provide us with the resources and visibility needed to expand our innovative educational offerings and reach more students around the globe. We are committed to continuing our work in delivering high-quality, interactive learning experiences that empower students with the skills they need for the future."

Battery Future Acquisition Corp.

"We are excited to partner with Classover, a company at the forefront of educational technology," said Fanghan Sui, CEO of Battery Future Acquisition Corp. "Classover's innovative approach to online education, combined with its proprietary technology and data-driven methodology, positions the company as a leader in the field. This transaction will not only enhance their growth trajectory but also offer great value to our shareholders. We look forward to supporting Classover in their journey to becoming a publicly traded company and in their ongoing efforts to transform the education landscape."

About Classover

Classover, founded in 2020 and headquartered in New York, has quickly become a well-regarded player in the educational technology sector. Specializing in online live courses for K-12 students globally, Classover offers a diverse curriculum tailored to various learning levels and age groups. Classover focuses on fostering creativity and problem-solving through innovative courses, ranging from interest-driven classes to competitive test preparation. Classover's mission is to revolutionize education with cutting-edge technology, delivering high-quality, accessible learning experiences and empowering students through personalized teaching strategies.

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About Battery Future Acquisition Corp.

BFAC is a blank check company formed for the purpose of effecting a merger, stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. BFAC completed its IPO on December 15, 2021 and intends to use the proceeds of the offering to fund such business combination.

Important Information about the Proposed Business Combination and Where to Find It

In connection with the proposed business combination, a subsidiary of BFAC intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4, which will include and also serve as a proxy statement (the “Registration Statement”) that will be distributed to holders of BFAC ordinary shares in connection with BFAC’s solicitation of proxies for the vote by BFAC’s shareholders with respect to the Proposed Business Combination and other matters as to be described in the Registration Statement.  BFAC will mail a definitive proxy statement (the “Proxy Statement”), when available, to its shareholders.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, ANY AMENDMENTS OR SUPPLEMENTS THERETO AND ANY OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BFAC, THE COMPANY AND THE PROPOSED BUSINESS COMBINATION.  Investors and security holders may obtain free copies of the Registration Statement and prospectus (when available) and all other documents filed with the SEC by BFAC through the website maintained by the SEC at http://www.sec.gov, or by directing a request to BFAC at 8 The Green, #18195, Dover, DE 19901. The information contained on, or that may be accessed through, the website referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended. Statements that are not historical facts, including statements about the pending transactions described herein, and the parties’ perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding the proposed transaction, including the anticipated initial enterprise value and post-closing equity value, the benefits of the proposed transaction, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the transactions. The words “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.

Such risks and uncertainties include, but are not limited to: (i) risks related to the expected timing and likelihood of completion of the pending business combination, including the risk that the transaction may not close due to one or more closing conditions to the transaction not being satisfied or waived, such as regulatory approvals not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the transaction or required certain conditions, limitations or restrictions in connection with such approvals; (ii) risks related to the ability of BFAC and the Company to successfully integrate the businesses; (iii) the occurrence of any event, change or other circumstances that could give rise to the termination of the applicable transaction agreements; (iv) the risk that there may be a material adverse change with respect to the financial position, performance, operations or prospects of the Company or BFAC; (v) risks related to disruption of management time from ongoing business operations due to the proposed transaction; (vi) the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of BFAC’s securities; (vii) the risk that the proposed transaction and its announcement could have an adverse effect on the ability of the Company to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; (viii) risks associated with the financing of the proposed transaction; (ix): risks relating to the digital assets and blockchain sectors, including the price volatility of digital assets, limited availability of power resources, changes in the reward structure for solving digital assets, evolving legal and regulatory environment, security attacks and breaches, and changes in the economic, geopolitical and natural conditions; and (x) risks relating to the combined company’s ability to enhance its services and products, execute its business strategy, expand its customer base and maintain stable relationship with its business partners.

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A further list and description of risks and uncertainties can be found in the Prospectus dated December 15, 2021 relating BFAC’s initial public offering and in the Registration Statement and proxy statement that will be filed with the SEC by BFAC’s subsidiary in connection with the proposed transactions, and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and BFAC, the Company and their subsidiaries undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transactions described above and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of BFAC or the Company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Participants in the Solicitation

BFAC and the Company, and certain shareholders of BFAC, and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of BFAC common stock in respect of the proposed transaction. Information about BFAC’s directors and executive officers and their ownership of BFAC common stock is set forth in the Prospectus dated December 15, 2021 and filed with the SEC as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of that filing. Other information regarding the interests of the participants in the proxy solicitation will be included in the Registration Statement/proxy statement pertaining to the proposed transaction when it becomes available. These documents can be obtained free of charge from the sources indicated above.

Classover and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of BFAC in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the Registration Statement/proxy statement pertaining to the proposed transaction when it becomes available for the proposed business combination.

For investor and media inquiries, please contact:

Class Over Inc.

Classover Investor Relations

ir@classover.com

Battery Future Acquisition Corp.

BFAC Investor Relations

ir@bfacbatteryfuture.com

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